# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: newcleo plc, CIK 0002131813
CUSIP: G6448L103
Title of class of securities: Ordinary Shares, par value $0.02288 per share
Address of issuer's principal executive offices: 55 South Audley Street, London, United Kingdom (X0), W1K 2QH
Date of event which requires filing of this statement: 09/21/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002160135

## Reporting persons
- Simon Fiduciaria S.p.A.: type of reporting person: other (OO); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 15,079,795; sole dispositive power 0; shared dispositive power 15,079,795; aggregate amount beneficially owned 15,079,795 (5.4% of the class)
  Comment: Consists of 15,079,795 Ordinary Shares held of record by Simon Fiduciaria S.p.A., comprising three separate record positions of 13,532,912 Ordinary Shares, 236,393 Ordinary Shares and 1,310,490 Ordinary Shares. Simon Fiduciaria S.p.A. holds such Ordinary Shares in a fiduciary or nominee capacity for the benefit of certain underlying investors and not for the account of any single controlling person. The underlying investors retain the right to direct the voting and disposition of the Ordinary Shares held by Simon Fiduciaria S.p.A. for their respective accounts, and Simon Fiduciaria S.p.A. acts in accordance with such instructions. Accordingly, no underlying investor is known to have or share voting or dispositive power over all of the Ordinary Shares held of record by Simon Fiduciaria S.p.A. No underlying investor for whom Simon Fiduciaria S.p.A. holds Ordinary Shares beneficially owns more than 5% of the Ordinary Shares outstanding. The percentage set forth herein is calculated based upon 281,534,950 Ordinary Shares of the Issuer issued and outstanding as of the date hereof.

## Item 1. Issuer
Name of issuer: newcleo plc
Address of issuer's principal executive offices: 55 South Audley Street, London, United Kingdom, W1K 2QH

## Item 2. Person Filing
Name of person filing: Simon Fiduciaria S.p.A.
Address of principal business office or, if none, residence: Via Pietro Giannone 10, 10121 Turin (TO), Italy
Citizenship: Simon Fiduciaria S.p.A. is a fiduciary company (societa fiduciaria) organized under the laws of Italy.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 15,079,795
Percent of class: 5.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 15,079,795
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 15,079,795

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Simon Fiduciaria S.p.A. holds the Ordinary Shares reported herein in a fiduciary or nominee capacity for the benefit of certain underlying investors, each of whom has the right to receive, or the power to direct the receipt of, dividends from, and the proceeds from the sale of, the Ordinary Shares held for such investor's account. No such underlying investor has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares representing more than 5 percent of the class, and accordingly no such person is identified herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Simon Fiduciaria S.p.A.: /s/ Stefania Spatari, Stefania Spatari, Manager and General Attorney (10/15/2026)